April 20, 2009
VIA FACSIMILE and EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3628
Attention:	Peggy Kim, Special Counsel Office of Mergers & Acquisitions
Re:	Cox Radio, Inc. Schedules TO-T/13E-3 filed March 23, 2009 File No. 5-47385
Dear Ms. Kim:
     We have received your comments set forth in a letter dated March 30, 2009, and addressed to Stuart A. Sheldon. The remainder of this letter contains the text of your comments followed, in each case, by a response. Unless otherwise noted, the revised disclosures referenced in our responses appear in a Schedule TO-T/A and Schedule 13E-3/A filed under cover of a Schedule TO (the “Amendment”) being filed concurrently with this letter.
Schedule TO/13E-3
1.	We note that EDGAR does not reflect the receipt of a Schedule 13E-3 for the going private transaction. The checking of the going-private transaction box on Schedule TO-T by the filing persons does not obviate the need to properly identify the filing with appropriate header tags. The filing persons must file a Schedule 13E-3 and Schedule TO-T/A as soon as possible.
     RESPONSE
As requested, the Schedule 13E-3 was filed under cover of a Schedule TO-T/A filed as of April 1, 2009.

2.	Please tell us what consideration was given to whether Cox Radio or the officers and directors of Cox Radio are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3? Please advise or revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

Dow Lohnes PLLC	Washington, DC | Atlanta, GA	1200 New Hampshire Avenue, NW, Suite 800
Attorneys at Law		Washington, DC 20036-6802
www.dowlohnes.com		T 202.776.2000 F 202.776.2222

Securities and Exchange Commission
April 20, 2009

     RESPONSE
We note Question 101.03 of the Staff’s Compliance and Disclosure Interpretations regarding Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (“Going Private Interpretations”), which sets forth the Staff’s view that in instances where an affiliation between the offeror in a tender offer and the target company is sufficient to trigger Rule 13e-3, a subsequent favorable recommendation regarding the tender offer by the target company would be sufficient to give rise to the target company being engaged in the going-private transaction. In light of the favorable recommendation to the tender offer price by the special committee of the Radio board of directors formed to consider the tender offer (the “Special Committee”), as disclosed in the Schedules 14D-9, 13E-3 and TO/A filed on April 3, 2009 (the “Radio Filings”), Cox Radio, Inc. (“Radio”) was added as a filing person to the Schedule 13E-3 pursuant to such filings, as well as with respect to the amendment to the Schedules 13E-3 and TO/A filed on April 14, 2009. However, we have been advised by counsel to the Special Committee that the Special Committee intends to withdraw its favorable recommendation and instead express no opinion and remain neutral with respect to the tender offer. Accordingly, the Amendment does not include Radio as a filing person.

In this regard, we respectfully advise the Staff that we do not believe, in light of the Special Committee’s intention to withdraw its favorable recommendation, Radio is no longer an affiliate of either Cox Enterprises, Inc. (“Enterprises”) or Cox Media Group, Inc. (“Media”) that is engaged in the going-private transaction. As a preliminary matter, we note that the element of “control” that is fundamental to the concept of an “affiliate” as defined by Rule 13e-3 has itself been defined as the ability, directly or indirectly, to direct or cause direction of the management and policies of an issuer. Although, in the past the Commission has in certain circumstances proposed a “bright-line” test for determining affiliate status, those proposals were not adopted in recognition of the difficulty and undesirability of formulating a precise definition for what constitutes “control,” and affiliate status is still dependent upon specific facts and circumstances.

Enterprises and Media commenced the tender offer with the view to cause a short-form merger, if necessary and available, in order to acquire all remaining shares of Radio’s Class A common stock not otherwise owned by Media. Enterprises and Media did not enter into any understanding or agreement with Radio, or consult with or otherwise apprise Radio of the tender offer until immediately prior to the commencement of the tender offer and, as disclosed, did not obtain the prior approval or recommendation of Radio’s board of directors. In determining to engage in the tender offer, however, Enterprises and Media fully expected that after the commencement of the tender offer Radio’s board of directors would form the Special Committee.

The members of the Special Committee began functioning as the Special Committee on March 23, 2009. The Special Committee consists of directors that are deemed independent for purposes of the rules of the Commission and the New York Stock Exchange, and these directors have had no other material relationship with Enterprises, Media or Radio other than their role as directors of Radio. The Special Committee has been delegated with the authority and responsibility of considering the tender offer on behalf of Radio, and has separately engaged Gleacher Partners LLC and DLA Piper LLP (US) as its financial and legal advisors, respectively. In light of these specific facts and circumstances, we believe that neither Enterprises nor Media controls Radio and the Special Committee for purposes of Radio’s consideration of the tender offer required pursuant to Rule 14e-2. Accordingly, particularly in light of the Special Committee’s intention to withdraw its favorable recommendation, we do not believe that Radio is an affiliate of Enterprises or Media currently engaged in the going-private transaction.

In addition, we do not believe that the officers and directors of Radio are affiliates who are engaged in the going-private transaction and, therefore, we do not believe they should be considered filing persons required to file a Schedule 13E-3 and to furnish the required disclosure. Per the Staff’s guidance as set forth in Section II.D.3 of the Staff’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 and Section 201.05 of the Going Private Interpretations, the Staff has construed members of senior management to be affiliates engaged in a going-private transaction in circumstances where the transaction will be effected through a merger of the issuer or if “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company.” We do not believe that any of the foregoing elements are present in the current transaction.

Securities and Exchange Commission
April 20, 2009

Senior management of Radio has not separately participated on behalf of Radio, Enterprises or Media, and, accordingly, has not engaged in the going-private transaction. As stated above, Enterprises and Media commenced the tender offer with the view to causing a short-form merger, if necessary and available, in order to acquire all remaining shares of Radio’s Class A common stock not otherwise owned by Media or acquired by Media in the tender offer. Enterprises and Media did not enter into any understanding or agreement with Radio, its board of directors or its senior management, or consult with or otherwise apprise Radio, its board of directors (other than the three directors of Radio who are also directors of Enterprises) or its senior management of the tender offer until immediately prior to the commencement of the tender offer and, as disclosed, did not obtain the prior approval or recommendation of Radio’s board of directors. Accordingly, Radio’s senior management did not participate with Enterprises or Media by negotiation of any merger agreement, employment agreement or otherwise in connection with the going-private transaction. Pursuant to Delaware law and as disclosed, Media will cause a merger of Radio if Media holds at least 90% of all classes of Radio’s outstanding equity without a vote of, or prior notice to, Radio’s board of directors or stockholders. As disclosed in the Radio Filings, the only participation that senior management of Radio had in the going-private transaction was to provide the Special Committee and its advisors with Radio’s current, historical and projected financial information.

Further, the intended result of the going-private transaction is that Media would own all of the outstanding common stock of Radio. Accordingly, members of Radio’s senior management are not expected to hold any Radio common stock and would not be in any position to “control” Radio by virtue of any equity interest. In addition, Radio has not entered into, and it is not expected that Radio will enter into, any employment agreements with any of its officers, and no officer has negotiated or is expected to negotiate with Radio, Enterprises or Media with respect to his or her employment or equity participation in either Enterprises or Media.

The officers of Radio are expected to maintain their current roles with Radio which involve the business affairs and management of designated corporate areas or operations of Radio. Each member of Radio’s senior management has a strictly defined and limited area of responsibility. Two members of Radio’s senior management sit on Radio’s board of directors. These individuals, in their capacities as directors, have not in any way directed or caused the direction of Radio in connection with the tender offer, except that such directors unanimously consented to the appointment of the Special Committee after the commencement of the tender offer. There further exists no agreements or other bases through which senior management have acted or will act as a “group” with respect to the management of Radio after the going-private transaction. Accordingly, no member of senior management will have the ability, through his position individually or as a member of a management or director group, to direct or cause the direction of the management and policies of Radio after the going-private transaction. In fact, upon consummation of the going-private transaction, Radio will be a wholly-owned subsidiary of Media, which, in turn, is a wholly-owned subsidiary of Enterprises, and Radio and its directors and officers will be subject to the “control” of Enterprises and Media as parents of Radio. If the going-private transaction is consummated, then we expect Enterprises will reevaluate the size and composition of the Radio board of directors, and it may reduce the size of the Radio board and replace some or all of the current directors.

We note that, in addition to the two members of Radio’s senior management who are on Radio’s board of directors, three members of Radio’s board of directors are also on the board of directors of Enterprises. However, such persons are only three of eight directors of Radio and, with respect to their roles as directors of Radio, have not in any way directed or caused the direction of Radio in connection with the tender offer, except that such directors unanimously consented to the appointment of the Special Committee after commencement of the tender offer. To this end, the responsibility of

Securities and Exchange Commission
April 20, 2009

making a statement pursuant to Rule 14e-2 regarding the tender offer has been delegated to the Special Committee.

We, therefore, respectfully submit that Rule 13e-3 does not require Radio’s officers or directors to be treated as filing persons.

3.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusions. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).
     RESPONSE
We acknowledge your comment regarding the requirement that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. We have been advised that the Schedule 13E-3 filed on April 3, 2009 added Radio as a filing person and set forth all disclosure required by Schedule 13E-3 with respect to Radio. In addition, Radio included its own statement as to fairness in the Radio Filings, and we understand that all of the information required by Radio to fulfill its Schedule 13E-3 disclosure requirements included in the Radio Filings as well. However, in light of the Special Committee’s intention to withdraw its favorable recommendation and remain neutral with respect to the tender offer, as described in our response to comment 2, Radio is no longer a filing person. Finally and further to our response to comment 2, we do not believe any other persons are required to file a Schedule 13E-3 with respect to the going-private transaction.

4.	We note from the disclosure in Schedule B that during the two years for which various transactions between the affiliates and the company are described, Cox Radio continued to acquire shares through private purchases. Provide us with a written analysis for why these securities acquisitions did not constitute the first steps in the going private transaction. See Rule 13e-3(a)(3) and Question & Answer No. 4 of Exchange Act Release No. 34-17719. In your supplemental response, please highlight the progression of the discussions by all parties regarding the consideration of a potential going private transaction.
     RESPONSE
We respectfully submit that the Radio stock repurchase programs were not first steps in a going-private transaction, as they did not have the reasonable likelihood or a purpose of producing, directly or indirectly, any of the effects identified in Rule 13e-3(a)(3)(ii). Rather, we understand that Radio undertook their stock repurchase programs for business reasons. In each of 2005 (the year in which the first stock repurchase program

Securities and Exchange Commission
April 20, 2009

was approved) through 2008, Radio had annual free cash flow of approximately $100 million. With manageable debt levels and few strategic or otherwise attractive acquisition opportunities, we understand that Radio management and its board of directors felt the best use for excess free cash flow was to repurchase stock to improve returns for stockholders. Radio management managed the programs, and as described in Special Factors—Background of This Offer, in light of the precipitous decline in advertising revenue experienced at the end of 2008 and continuing through January 2009, in February 2009, Radio management expressed concern regarding a potential credit agreement covenant breach by year end and determined to suspend purchases under the repurchase program to conserve cash by allowing the trading plan already in place to expire in early March in accordance with its terms.

When management at Enterprises became aware of Radio management’s concern regarding covenant compliance, Enterprises management also became concerned. Enterprises management became even more concerned when, in early March 2009, they received a report from Radio of further deterioration in advertising revenue in February 2009. Based on this, Enterprises believed that a covenant breach could occur and could have a significant adverse impact on Radio and that, if macro-economic conditions for advertising-supported businesses continued to weaken, Enterprises might have to consider additional action to support Radio, which action could be viewed as unfavorable by the public stockholders of Radio. On or about March 11, 2009, Enterprises management began to explore a going-private transaction, which they believed would shift the risk of further deterioration of Radio’s business to Enterprises and put Enterprises in a better position to intervene if a covenant breach by Radio became imminent. It was this confluence of events that caused Enterprises to pursue a going-private transaction at this time.

Further, the Radio stock repurchase programs did not have the reasonable likelihood or the purpose of either causing (i) Radio to be eligible to terminate its Exchange Act registration, or otherwise suspend its reporting obligations, or (ii) the delisting of the Class A common stock from the from the New York Stock Exchange. To be eligible to either terminate its Exchange Act registration or suspend its reporting obligations, a registrant must have less than 300 stockholders of record. Since prior to the approval by Radio’s board of directors of the first stock repurchase program in August 2005, Radio had less than 200 stockholders of record and continues to have less than 200 stockholders of record today. Radio was already eligible to terminate its Exchange Act registration and suspend its reporting obligations, and the repurchase programs did not have the purpose of causing this eligibility. In addition, it was never the purpose of the stock repurchase programs to facilitate the delisting of the Class A common stock, as evidenced by Radio’s continued listing on the NYSE for almost four years since the approval of the first stock repurchase program.

Securities and Exchange Commission
April 20, 2009

Accordingly, the purpose of the Radio stock repurchase programs was to improve returns for stockholders, and the programs did not constitute a first-step to a going-private transaction.
Offer to Purchase
5.	Please revise the legend on the cover to include all the information described in Rule 13e-3(e)(1)(iii).
     RESPONSE
We have amended the legend on the cover to include all the information described in Rule 13e-3(e)(1)(iii). Please see paragraph (3) of the Amendment.
Summary Term Sheet
6.	Please revise your summary term sheet to include a brief summary of all the significant terms of the tender offer and going private transactions. For example, your summary term sheet should include a brief discussion of the following:
•	Principal advantages and disadvantages of the tender offer and going private transactions;

•	Identity of affiliates engaged in the going private transaction, a description of their relationship with the issuer and their role in the transactions;

•	The receipt of the financial analysis from Citi and the other valuation reports and appraisals and the decision by the filing persons not to seek a report, opinion or appraisal from an outside party relating to the fairness of the consideration offered to stockholders; and

•	The accounting treatment of the transaction.
Refer to Item 1001 of Regulation M-A and also Section II.F.2 of the Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.
     RESPONSE
With respect to your comment that a brief discussion regarding affiliates be added to the Summary Term Sheet, we respectfully submit that the brief discussion under “Who is offering to buy my securities?” included a brief discussion regarding Enterprises and Media, the only filing persons and affiliates of Radio that are currently engaged in the going-private transaction, and their respective roles in the transaction. We have otherwise revised the Summary Term Sheet in the offer to purchase to include the other additional disclosure requested. Please see paragraph (4) in the Amendment.

Securities and Exchange Commission
April 20, 2009

Special Factors, page 10
7.	Please move the Special Factors section so that it appears immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii).
     RESPONSE
We respectfully submit that in accordance with Rule 13e-3(e)(1)(ii), the Special Factors section is situated in the “front” of the offer to purchase and that the two-page Introduction section that precedes it should be construed as an extension of the Summary Term Sheet notwithstanding its separate section heading, as it provides summary and contextual narrative disclosure regarding the tender offer prior to the more specific and detailed disclosure set forth in Special Factors.
Background of This Offer, page 10
8.	Please substantially revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. For example, please describe what a “Siliconix-style tender offer” is and describe the legal and financial considerations discussed on March 13, 2009. In addition, please describe any discussions by any of the parties regarding the appraisals by Bond & Pecaro, Mr. Morton, or Duff & Phelps or the Bond & Pecaro valuation reports. Please also revise so that it is clear how the final structure and terms were reached. Although we note that on page 22 you state that you did not consider any structural alternatives, please revise to describe any alternative means to accomplish the stated purposes that were considered, including continuing as a public company. Refer to Item 1013(b) of Regulation M-A.
     RESPONSE
We respectfully advise that the parties never discussed the referenced appraisals and valuation reports in connection with the consideration, preparation or evaluation of the tender offer. Each of the parties were previously aware, as a result of prior dealings with Enterprises, that such appraisals and valuation reports existed and were prepared for purposes unrelated to the tender offer. Instead, Enterprises and Media engaged Citi to perform its own financial analyses regarding Radio, and such analyses are summarized in the offer to purchase and supplemented in the Amendment. Please see paragraphs (18), (19), (20) and (21) of the Amendment. Enterprises and Media, however, did acknowledge that the 2008 preliminary appraisal findings by Bond & Pecaro and Duff & Phelps represented a higher valuation than the tender offer price, which is currently disclosed.

However, we have otherwise revised the disclosure in Special Factors — Background of This Offer as requested. Please see paragraphs (7), (8) and (9) of the Amendment. We have also added additional disclosure under Special Factors — Purpose and

Securities and Exchange Commission
April 20, 2009

Structure of the Offer; Our Reasons for the Offer in order to further describe other alternatives that were considered. Please see paragraph (25) of the Amendment.

9.	Please revise to describe the reasons for undertaking the tender offer at this time. Refer to Item 1013(c) of Regulation M-A. For example, please address whether this structure enables filing persons to engage in the tender offer and merger without recognizing potentially any gain for federal income tax purposes, while potentially requiring unaffiliated security holders to incur a gain or loss for tax purposes.
     RESPONSE
As requested, we have revised the disclosure in Special Factors — Background of This Offer to describe the reasons for undertaking the tender offer at this time. Please see paragraphs (7), (8) and (9) of the Amendment. We further respectfully submit that the disclosure under Special Factors — Purpose and Structure of the Offer; Our Reasons for the Offer sets forth in additional detail the reasons for engaging in the tender offer at this time, as described in the revised disclosure under Special Factors — Background of This Offer. We have further expanded the disclosure under Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer to discuss the federal tax consequences of the Rule 13e-3 transaction to each filing person. Please see paragraph (28) of the Amendment.
Position of Enterprises and Media Regarding the Fairness of the Offer, page 12
10.	We note your references to “we” which refers only to Media, as indicated on page 1. Please revise to clearly state whether each of the filing persons believes that the transaction is fair to security holders unaffiliated with the issuer, Cox Radio, rather than unaffiliated with Enterprises. Refer to Item 1014(a) of Regulation M-A.
     RESPONSE
We note that the disclosure on page 1 of the offer to purchase specifically identifies the use of the term “we,” “our” and “us” to refer to Media unless the context requires otherwise. We respectfully submit that the context of the discussion set forth under Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer for the use of such terms was intended to be modified by the first sentence of that section which expressly sets forth “us” to include Enterprises and Media. Accordingly, “we,” “our” and “us” for that discussion is intended to and does refer to both Enterprises and Media. We have, however, revised the discussion to clearly note that Enterprises and Media are each making the fairness determination. Please see paragraph (10) of the Amendment.

Securities and Exchange Commission
April 20, 2009

Factors Supportive of Our Fairness Determination, page 12
11.	Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed going concern value. See Q&A No. 20 in Exchange Act Release No. 17719.
     RESPONSE
We respectfully submit that the analyses set forth in Citi’s financial presentation and summarized under Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors and, in particular, the analysis of comparable company multiples and the discounted cash flow analysis, are valuation methodologies that attempt to determine a fair market value for Radio as an ongoing business operation with the ability to continue earning a profit or, in other words, as a going concern. However, we have added additional disclosure under Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Not Considered to specifically address the term “going concern value.” Please see paragraph (16) of the Amendment.

12.	Revise to clarify how the filing persons found the transaction to be procedurally fair to the unaffiliated security holders despite the absence of an unaffiliated representative. Refer to Item 1014(d) of Regulation M-A. Further, please provide the affirmative statements required by Item 1014(d).
     RESPONSE
We respectfully submit that, as disclosed, Enterprises and Media believe that unaffiliated stockholders have the benefit of the review undertaken by the Special Committee of Radio regarding the tender offer. The Special Committee consists of two directors who are not affiliated and are not employees of Radio, Enterprises or Media. The Special Committee has retained separate legal counsel and has engaged Gleacher Partners as its financial advisor in connection with considering the tender offer. Due to these considerations, neither Radio nor its Special Committee appointed a separate unaffiliated representative, as defined in Item 1014(d).

Accordingly, we have revised the disclosure to disclose that the filing persons found the transaction to be procedurally fair despite the absence of an unaffiliated representative. Please see paragraphs (12) and (15) of the Amendment.

13.	Please revise to describe the inherent risks to security holders associated with the decision not to seek a report, opinion nor appraisal from an outside party regarding the fairness of the consideration offered to security holders.

Securities and Exchange Commission
April 20, 2009

     RESPONSE
We have revised the disclosure under Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Not Supportive of Our Fairness Determination as requested. Please see paragraph (14) of the Amendment.
Summary of Presentation by Citi... page 15
Research Analyst Views, page 17
14.	Please disclose the seven research analyst reports that Citi reviewed.
     RESPONSE
We have revised the disclosure as requested. Please see paragraph (18) of the Amendment.
Discounted Cash Flow Analysis, page 17
15.	Please disclose why a growth rate range of 0 to 3% was selected. Please also summarize the underlying data and results of the analysis.
     RESPONSE
We have revised the disclosure as requested. Please see paragraph (19) of the Amendment.
Illustrative Premiums, page 18
16.	Please disclose why the range of 15% to 35% was used. Please also summarize the underlying data and results of the analysis.
     RESPONSE
We have revised the disclosure as requested. Please see paragraph (20) of the Amendment.
Stock Trading History and Implied Premiums, page 18
17.	Please disclose the stock prices that were used in the analysis.
     RESPONSE
We have revised the disclosure as requested. Please see paragraph (21) of the Amendment.

Securities and Exchange Commission
April 20, 2009

Annual Appraisal for Compensatory Purposes, page 19
18.	Please revise to summarize each method of analysis, discussing the underlying data and results, and how the findings support or detract from the fairness determination. Refer to Item 1015(b)(6) of Regulation M-A. Please also summarize the financial projections used by Bond & Pecaro, Mr. Morton and Duff & Phelps in their analyses, or state whether the projections are the same as those already disclosed, starting on page 44. It may be useful if the information is disclosed in tabular format. Please similarly revise your discussions of the Bond & Pecaro valuation reports, beginning on page 20.
     RESPONSE
Please note that, following further diligence, we have included disclosure regarding another appraisal valuing Radio. This appraisal by Valuation Research Corporation (“VRC”) is discussed in paragraph (24) of the Amendment.

As requested, we have revised the disclosure regarding the appraisals and valuation reports and have set forth the results of the appraisals in tabular format. Please see paragraphs (22) and (23) of the Amendment. We have not, however, provided disclosure regarding whether the findings support or detract from the fairness determination of the Enterprises and Media boards of directors because the Enterprises and Media boards of directors did not consider any of the appraisals or valuation reports in determining the appropriate tender offer price or in considering the fairness of the tender offer price, other than acknowledging that the 2008 preliminary appraisal findings represented a higher valuation than the tender offer price, the current disclosure of which has been amended and revised in order to add more detail regarding such preliminary findings. The only third-party report the boards of directors of Enterprises and Media considered as part of their fairness determination was the financial presentation by Citi. Citi was not provided with copies of the appraisals or valuation reports, nor was Citi apprised of the fair values determined in the appraisals or in the valuation reports. The appraisals were prepared for other purposes and not undertaken with a view towards or in connection with the tender offer. Stated differently, none of these valuation reports were obtained with a view to setting an appropriate and fair price for minority stockholders unaffiliated with Enterprises and Media. However, as a matter of transparency and full disclosure, we have disclosed these appraisals and valuation reports. See Special Factors — Annual Appraisal for Compensatory Purposes and Special Factors — SFAS No. 142 Appraisals, each as amended by the Amendment, and Special Factors — Valuation Research Corporation Appraisal, as added by the Amendment. Please see paragraphs (22), (23) and (24) of the Amendment.

Securities and Exchange Commission
April 20, 2009

We understand that the Radio Long Range Plan prepared in October 2008 and approved by the Radio board of directors in December 2008 is being used by Bond & Pecaro, Duff & Phelps and VRC in their ongoing appraisal process for 2008. We have revised the disclosure to clarify that the Radio Long Range Plan summarized in the offer to purchase sets forth the Radio projections being used for the 2008 appraisals. However, we have not summarized the financial projections used in the 2007 appraisals. We believe such information is no longer material or relevant, as these projections were prepared in late 2007 and have since been updated by the Radio Long Range Plan which is disclosed in the offer to purchase.

We have summarized aggregated projected after-tax cash flows used by Bond & Pecaro in connection with their valuation reports. Please see paragraph (23) of the Amendment.

19.	Please file the appraisals and valuation reports as exhibits to the Schedule 13E-3. Refer to Items 1015(a) and 1016(c) of Regulation M-A. Please refer to In the Matter of Meyers Parking System, Inc., Release No. 34-26069 (September 12, 1988), and the Charles L. Ephraim no-action letter dated September 30, 1987.
     RESPONSE
The 2007 appraisals of Radio by Bond & Pecaro, Duff & Phelps and Mr. Morton, as well as the valuation reports by Bond & Pecaro for purposes of Radio’s SFAS No. 142 impairment testing and the portion of the 2007 VRC appraisal that relates to VRC’s determination of the component value of Radio, have been filed as exhibits to the amended Schedules 13E-3 and TO-T. Please see Exhibits (c)(5) through (c)(10) of the Amendment. With respect to the 2008 appraisal reports, Bond & Pecaro, Duff & Phelps and VRC have yet to complete and finalize their appraisals and, accordingly, Enterprises has yet to receive these reports. The preliminary information regarding the 2008 appraisals that is set forth in the offer to purchase was obtained from Bond & Pecaro, Duff & Phelps and VRC and is included in order to provide comprehensive disclosure of any information regarding such appraisals that Enterprises was able to obtain. We will promptly file any such final appraisal reports from Bond & Pecaro, Duff & Phelps and VRC if received before expiration or termination of the tender offer.

20.	Please describe the compensation paid to Bond & Pecaro, Mr. Morton and Duff & Phelps. Refer to Item 1015(b)(4) of Regulation M-A.
     RESPONSE
We have revised the disclosure to include disclosures regarding compensation paid to Bond & Pecaro, Mr. Morton, Duff & Phelps and VRC. Please see paragraphs (22) and (24) of the Amendment.

Securities and Exchange Commission
April 20, 2009

Plans for Radio; Certain Effects of the Offer, page 23
21.	Please describe both the benefits and detriments to the subject company, affiliates and unaffiliated security holders. Refer to Item 1013(d) and Instruction 2 to Item 1013 of Regulation M-A. For example, expand your discussion of the detriments to unaffiliated security holders relating to the transaction to address the following:
•	The rights and protections that the federal securities laws provide to security holders;

•	The substantive disclosure requirements that the federal securities laws;

•	The reporting obligations for officers, directors, and principal stockholders of public companies.
     RESPONSE
We respectfully submit that, as disclosed in the fourth paragraph under Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer, Enterprises and Media do not presently intend to terminate Radio’s public reporting obligations prior to the consummation of any merger. After the consummation of a merger, however, it is expected that Media will be the sole stockholder of Radio and the requested disclosure regarding the detriments of not having the rights and protections provided by the federal securities laws will not be relevant as there would be no unaffiliated stockholders.

However, we have expanded the disclosure under Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer as requested. Please see paragraph (26) of the Amendment.

22.	We note that you describe the affiliates’ interest in the net book value and net earnings in terms of percentages. Please also disclose the interest in dollar amounts. Refer to Instruction 3 to Item 1013 of Regulation M-A.
     RESPONSE
As requested, we have added disclosure under Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer regarding the dollar amounts of Enterprises’ and Media’s total interest in Radio’s net book value and net earnings upon consummation of the merger. Please see paragraph (27) of the Amendment.
Terms of the Offer, page 35
23.	Please revise your reference to Rule 13e-4 in the second full paragraph on page 36, or advise us.

Securities and Exchange Commission
April 20, 2009

     RESPONSE
We have deleted the reference to Rule 13e-4(e). Please see paragraph (33) of the Amendment.
Acceptance for Payment and Payment for Shares, page 36
24.	We note that on page 37 you state that you reserve the right to transfer or assign the right to purchase shares in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.
     RESPONSE
We acknowledge your comment and confirm to you our understanding that any entity to which we may assign the right to purchase shares in the tender offer must be included as a bidder in this offer. We further acknowledge that adding additional bidders may require us to disseminate additional offering materials and to extend the expiration date of the tender offer.
Determination of Validity, page 39
25.	Explain to us the purpose of the language that any determination by you concerning the terms of the offer “will be final and binding on all parties.” Please delete this language, here and on pages 39 and 40, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.
     RESPONSE
We have revised the disclosure as requested. Please see paragraphs (34) and (35) of the Amendment.
Certain U.S. Federal Income Tax Considerations, page 40
26.	Please revise the heading to clarify that you are describing the material federal income tax consequences of the offer. In addition, please discuss the federal tax consequences of the Rule 13e-3 transaction to each filing person, the company and its affiliates. Refer to Item 1013(d) of Regulation M-A. Clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.
     RESPONSE
As requested, we have revised the heading of the tax discussion section to read “Certain Material U.S. Federal Income Tax Consequences of the Offer” and revised each cross-

Securities and Exchange Commission
April 20, 2009

reference in the offer to purchase accordingly. We have further expanded the disclosure under Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer to discuss the federal tax consequences of the Rule 13e-3 transaction to each filing person, the company and its affiliates as well as to disclose that Radio has no net operating loss carryforwards. Please see paragraphs (28) and (36) of the Amendment.
Conditions to the Offer, page 50
27.	Please note that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer. We note your reference to “prior to the time of payment” in the first paragraph; since the date of payment for shares is not the same as the expiration date, please revise.
     RESPONSE
We have revised the disclosure as requested. Please see paragraph (37) of the Amendment.
Schedule A
28.	Please revise each description of business experience to disclose any past or current affiliations that each officer or director has with Cox Radio, Cox Enterprises or Cox Media Group.
     RESPONSE
As requested, we have reviewed the description of business experience of each officer and director set forth in Schedule A and, where necessary, we have revised to disclose past or current affiliations with Cox Radio, Cox Enterprises or Cox Media Group. Please see paragraphs (38), (39) and (40) of the Amendment. In addition, the Amendment updates Schedule B for a subsequent transaction in Shares by an Enterprises officer and the table set forth under “Special Factors — Security Ownership of Certain Beneficial Owners” has been revised to reflect share ownership for certain officers that were not involved with or otherwise aware of the tender offer before commencement. Please see paragraphs (29) and (41) of the Amendment.
* * * * *

Securities and Exchange Commission
April 20, 2009

     The acknowledgements requested at the end of your letter are attached as Exhibit A to this letter.
     We hope you will find this letter responsive to your comments. If you have questions regarding our responses, please do not hesitate to contact me at 202-776-2941.

Sincerely,
/s/ Thomas D. Twedt
Thomas D. Twedt
Member

cc:	John M. Dyer Neil O. Johnston Andrew A. Merdek Stuart A. Sheldon

Exhibit A
VIA FACSIMILE and EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

April 20, 2009

Attention:	Peggy Kim, Special Counsel Officer of Mergers & Acquisitions

Re: Cox Radio, Inc. Schedules TO-T/13E-3 filed March 23, 2009 File No. 5-47385
Dear Ms. Kim:
     As requested in your letter dated March 30, 2009, Cox Enterprises, Inc. and Cox Media Group, Inc. hereby acknowledge that:
•	Cox Enterprises and Cox Media Group are responsible for the adequacy and accuracy of the disclosure in SEC filings made with respect to the tender offer for Cox Radio shares not owned by Cox Media Group;

•	SEC staff comments or changes to disclosure in response to such comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to any such filing; and

•	Cox Enterprises and Cox Media Group may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

COX ENTERPRISES, INC.	COX MEDIA GROUP, INC.

/s/ John M. Dyer	/s/ Neil O. Johnston

John M. Dyer Executive Vice President and Chief Financial Officer	Neil O. Johnston Vice President and Chief Financial Officer